Exhibit 20.3

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis (“MD&A”) is intended to provide both an historical and prospective view of our activities. The MD&A was prepared as at March 20, 2009,and should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2008 and the advisories set out below. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). A reconciliation to U.S. GAAP is included in Note 22 to the consolidated financial statements.

I)	ADVISORIES

FORWARD LOOKING STATEMENTS

Certain information regarding the Company contained herein constitutes forward-looking information and statements and financial outlooks (collectively, “forward-looking statements”) under the meaning of applicable securities laws, including Canadian Securities Administrators’ National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures, (ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Company’s business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to “reserves” and “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements contained herein are made as of the date of this MD&A solely for the purpose of generally disclosing Compton’s views of its prospective activities. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

NON-GAAP FINANCIAL MEASURES

Included in the MD&A and elsewhere in this report are references to terms used in the oil and gas industry such as funds flow from operations, funds flow per share, adjusted operational earnings, adjusted EBITDA, field netback, and enterprise value. These terms are not defined by GAAP in Canada and consequently are referred to as non-GAAP measures. Non-GAAP measures do not have any standardized meaning and therefore reported amounts may not be comparable to similarly titled measures reported by other companies.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Funds flow from operations should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net earnings as determined in accordance with Canadian GAAP, as an indicator of the Company’s performance or liquidity. Funds flow from operations is used by Compton to evaluate operating results and the Company’s ability to generate cash to fund capital expenditures and repay debt.

Adjusted operational earnings represents net earnings excluding certain items that are largely non-operational in nature and should not be considered an alternative to, or more meaningful than, net earnings as determined in accordance with Canadian GAAP. Adjusted operational earnings is used by the Company to facilitate comparability of earnings between periods.

Adjusted EBITDA is a non-GAAP measure defined as net earnings, net of interest and finance charges, income taxes, depletion, depreciation and amortization, accretion of asset retirement obligations, and any foreign exchange and other gains or losses.

Field netback equals the total petroleum and natural gas sales, including realized gains and losses on commodity hedge contracts, less royalties and operating and transportation expenses, calculated on a $/boe basis. Funds flow netback equals field netback less general and administrative costs and interest costs. Field netback and funds flow netback are non-GAAP measures that management uses to analyze operating performance. Field netback and funds flow netback do not have a standardized meaning as prescribed by Canadian GAAP and, therefore, may not be directly comparable to similar measures presented by other issuers.

Enterprise value is the sum of market capitalization and total indebtedness.

USE OF BOE EQUIVALENTS

The oil and natural gas industry commonly expresses production volumes and reserves on a barrel of oil equivalent (“boe”) basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil. The intention is to sum oil and natural gas measurement units into one basis for improved measurement of results and comparisons with other industry participants. We use the 6:1 boe measure which is the approximate energy equivalency of the two commodities at the burner tip. However, boes do not represent a value equivalency at the well head and therefore may be a misleading measure if used in isolation.

II)	OUR BUSINESS

Compton Petroleum Corporation is an independent, public company actively engaged in the exploration for and, development and production of natural gas, natural gas liquids, and crude oil in western Canada. The majority of our operations are located in the deep basin fairway of the Western Canada Sedimentary Basin in the province of Alberta. Our primary focus is on natural gas and approximately 86% of our year end reserves and 83% of our current production is natural gas.

III)	OUR STRATEGY IN THE CURRENT ECONOMIC ENVIRONMENT

The current economic environment is challenging and uncertain amidst a global recession, reduced demand for crude oil and natural gas, low commodity prices, volatile financial markets, and limited access to capital markets. The “Risk” section, page 14 of this MD&A, comments, in greater detail, on operational and financial risks that may impact the execution of our strategy.

Natural gas prices have historically been volatile. During 2008 AECO daily index natural gas prices fluctuated from an average monthly high of $10.62/GJ in June to a low of $6.21/GJ in December. Prices have continued to decline into the first quarter of 2009 and averaged $4.52/GJ during the month of February.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

As at December 31, 2008, 65% of our outstanding debt was comprised of long-term fixed rate senior notes maturing in 2013. The remainder of our debt, at December 31, 2008, was comprised of $290 million drawn on an authorized $500 million syndicated bank credit facility. The facility is subject to review and renewal on July 2, 2009 and continuing available funds under the facility will be determined on or before that time. The “Liquidity and Capital Resources” section, page 11 of this MD&A, addresses our capital structure in detail.

In these circumstances, we have implemented a measured and flexible investment approach. We will adjust our 2009 capital spending up or down, depending upon how economic circumstances unfold during the year and intend to limit our capital expenditures to within funds flow from operations.

Additionally, as a result of the termination of the corporate sale process undertaken during 2008, we have initiated a corporate restructuring process with a concentrated emphasis on continued capital efficiencies and reducing our internal cost structures. The overall contraction in industry activity resulting from current economic conditions will benefit these initiatives.

Our overall short term strategy is that of positioning the Company such that, once an economic recovery occurs and commodity prices strengthen, we will have the ability to develop and realize on our sizable long-life asset base resulting in value creation for our shareholders.

IV)	RESULTS OF OPERATIONS

2008 OVERVIEW

▪	Generated funds flow from operations of $255.9 million, or $1.94 per diluted share.
▪	Adjusted operational earnings for the year were $54.9 million.
▪	Achieved annual average production of 28,658 boe/d.
▪	Divested of non-core properties for proceeds of $203 million
▪	Incurred capital expenditures of $327 million, before acquisitions and divestures and drilled 256 wells with a 96% success rate

Years ended December 31,	2008	2007	2006
Funds flow from operations (1) (2) ($000s)	$255,881	$201,425	$256,305
Per share: basic	$1.98	$1.56	$2.01
diluted	$1.94	$1.52	$1.92
Adjusted operational earnings (1) (2)	$54,917	$42,689	$97,245
Net earnings (loss) ($000s)	$(43,003)	$129,266	$127,426
Per share: basic	$(0.33)	$1.00	$1.00
diluted	$(0.33)	$0.98	$0.95
Field netback (1) (2)	$34.30	$26.99	$28.17
(1)	Funds flow from operations, adjusted operational earnings and field netback are non-GAAP measures and are addressed elsewhere in detail in this MD&A
(2)	Prior periods have been revised to conform to current period presentation

CASH FLOW FROM OPERATING ACTIVITIES AND FUNDS FLOW FROM OPERATIONS

The following schedule sets out the determination of funds flow from operations and reconciles funds flow from operations with cash flow from operating activities. Funds flow from operations is a non-GAAP measure used by the company to evaluate the company’s ability to generate funds for operational activities.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Years ended December 31, ($000s)	2008	2007	2006
Operating activities
Net earnings (loss)	$(43,003)	$129,266	$127,426
Amortization and other(1)	7,422	8,648	1,996
Depletion and depreciation	157,973	151,411	143,057
Accretion of asset retirement obligations	3,142	2,718	2,257
Unrealized foreign exchange (gain) loss	106,425	(79,740)	(665)
Future income taxes	14,788	(26,452)	(3,636)
Unrealized risk management (gain) loss	(2,546)	5,467	(27,522)
Stock-based compensation	8,826	8,416	9,121
Asset retirement expenditures	(2,768)	(4,441)	(2,352)
Non-controlling interest	5,622	6,132	6,623
Funds flow from operations	$255,881	$201,425	$256,305
Change in non-cash working capital	44,350	(23,366)	19,823
Cash flow from operating activities	$300,231	$178,059	$276,128
(1)	Prior periods have been revised to conform to current period presentation

NET EARNINGS (LOSS) AND ADJUSTED OPERATIONAL EARNINGS

We recognized a net loss of $43.0 million for the year ended December 31, 2008 as compared to net earnings of $129.3 million in 2007. The 2008 loss is largely attributable to one-time costs of $23.0 million, net of income taxes, associated with the strategic review process and subsequent corporate restructuring, and an unrealized foreign exchange loss of $90.7 million, net of income taxes, on translation of our US$ denominated senior notes. In 2007, we recognized an unrealized foreign exchange gain of $66.9 million, net of income taxes, relating to the notes.

Adjusted operational earnings is a non-GAAP measure that adjusts net earnings by non-operating items that reduce the comparability of our underlying financial performance between periods. These non-operating items, that are primarily of a non-cash nature or one-time non-recurring items, have been excluded in determining adjusted operational earnings. The following reconciliation has been prepared to provide investors with information that is more comparable between periods.

SUMMARY OF ADJUSTED OPERATIONAL EARNINGS (1)

Years ended December 31, ($000s, except per share amounts)	2008	2007	2006
Net earnings (loss), as reported (4)	$(43,003)	$129,266	$127,426
Non-operational items, after tax
Unrealized foreign exchange and other (gain) loss(2) (4)	97,070	(62,543)	(550)
Unrealized risk management (gain) loss	(1,795)	3,711	(18,027)
Stock-based compensation (3)	6,222	5,713	5,974
Strategic review and restructuring	22,960	-	-
Realized (gain) on sale of foreign exchange contracts	(26,537)
Future income tax recovery due to income tax rate reductions(4)	-	(33,458)	(17,578)
Adjusted operational earnings	$54,917	$42,689	$97,245
Per share: basic	$0.42	$0.33	$0.76
diluted	$0.42	$0.32	$0.73

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MANAGEMENT'S DISCUSSION AND ANALYSIS

(1)	Adjusted operational earnings was referred to as adjusted net earnings from operations or operating earnings in prior filings.
(2)	Includes foreign exchange (gain) loss on the translation of US$ debt and marketable securities valuation (gain) loss
(3)	Excludes compensation costs related to the Restricted Share Unit Plan.
(4)	Prior periods have been revised to conform to current period presentation.

PRODUCTION AND REVENUE

Years ended December 31,	2008	2007	2006
Average production
Natural gas (mmcf/d)	143	145	142
Liquids (bbls/d)	4,769	7,166	9,516
Total (boe/d)	28,658	31,326	33,187

Benchmark prices
AECO ($/GJ) Monthly index	$7.71	$6.27	$6.21
Daily index	$7.72	$6.11	$6.19
WTI (U.S.$/bbl)	$109.47	$72.37	$66.22
Edmonton par ($/bbl)	$102.11	$76.23	$72.77

Realized prices (1)
Natural gas ($/mcf)	$8.17	$6.33	$6.32
Liquids ($/bbl)	$98.68	$62.28	$59.09
Total ($/boe)	$58.18	$44.27	$44.65

Revenue ($000s)(1)
Natural gas	$428,413	$335,176	$327,878
Liquids	$181,885	$171,042	$212,959
Total	$610,298	$506,218	$540,837

(1) Prior periods have been revised to conform to current period presentation

Average production volumes have been impacted by the sale of certain non-core assts in 2007 and 2008. Production associated with the sale of these assets, at the time of closing, was approximately 4,100 boe/d in 2008 and 4,260 boe/d in 2007.

SUMMARY OF 2008 REVENUE INCREASES FROM PRODUCTION AND PRICING

($000s)	Natural Gas Revenue	Liquids Revenue	Total Revenue
Reported 2007 revenue	$335,176	$171,042	$506,218
Change in production volumes	(3,862)	(76,225)	(80,087)
Change in prices	97,099	87,068	184,167
Reported 2008 revenue	$428,413	$181,885	$610,298

Overall production in 2008 fell 9% from the year prior. Natural gas volumes decreased 1%, while liquids production decreased 33% from 2007. The decrease in our year over year natural gas and liquids volumes is largely attributable to the sale of our Cecil, Zama, Thornbury, and Peace River Arch assets.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Revenue for 2008 increased 20% over 2007 as a result of the increased commodity prices that more than offset reduced production volumes.

We market the majority of our natural gas production through a combination of daily and monthly indexed contracts and aggregator contracts. During 2008, approximately 10% of our natural gas production remained committed to longer term aggregator contracts which realized a price that was, on average, $1.00/mcf less than that received on non-aggregator volumes.

Our crude oil sales are priced based upon Edmonton postings and are typically sold on 30-day evergreen arrangements. Natural gas liquids are bid out on an annual basis to obtain the most favourable pricing. We sell our crude oil and natural gas liquids primarily to refineries and marketers of crude oil and natural gas liquids.

Periodically we enter into financial instrument contracts to hedge against price volatility. This activity is fully disclosed in the “Risk” section of this MD&A. Realized commodity prices, as reported in the MD&A, are before any hedging gains or losses.

ROYALTIES

Years ended December 31, ($000s, except where noted)	2008	2007	2006
Crown royalties	$88,542	$81,082	$100,230
Other royalties	31,382	21,596	23,447
Net royalties	$119,924	$102,678	$123,677
Percentage of revenues	19.7%	20.3%	22.9%

Royalties are paid to the Crown and other land and mineral rights owners. Virtually all Crown royalties are paid to the province of Alberta pursuant to a royalty structure based upon commodity prices and well productivity, with higher prices and well productivity attracting higher royalty rates. Our royalty rates in 2008 remained consistent year over year as increases in royalty expense due to commodity price increases were offset by an increase in the gas cost allowance recovery and a greater proportion of freehold mineral lease royalties.

On October 25, 2007, the Alberta government introduced a New Royalty Framework (NRF). The NRF established new royalty rates for conventional oil, natural gas and bitumen that are linked to commodity prices, well production volumes, well depth relating to gas wells and, oil quality relating to oil wells. These new rates apply to both new and existing conventional oil and gas activities in Alberta. The changes introduced became effective as of January 1, 2009. Subsequently, the government has made certain concessions due to the uncertain economic environment. The direct impact on the Company is not specifically known at this time. However, it is anticipated that overall royalty rates will remain relatively consistent with 2008.

OPERATING EXPENSES

Years ended December 31,	2008	2007	2006
Operating expenses ($000s)	$113,792	$101,478	$102,643
Operating expenses per boe ($/boe)	$10.85	$8.88	$8.47

Total year over year operating costs increased by 12% and by 22% on a per boe basis. The increase in operating costs can be attributed to higher costs associated with accelerated activity throughout the oil and gas industry. Increased property taxes and an accrual of processing fee adjustments at non-operated facilities also contributed to the overall increases.

In prior years, operating costs were reported net of third party processing fees. Commencing in 2007, third party processing income is included in revenue and not netted against operating expenses. 2006 operating expenses have been reclassified accordingly.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

TRANSPORTATION EXPENSES

Years ended December 31,	2008	2007	2006
Transportation costs ($000s)	$8,378	$12,615	$12,564
Transportation costs per boe ($/boe)	$0.80	$1.10	$1.04

We incur charges for the transportation of our production from the wellhead to the point of sale. Pipeline tariffs and trucking rates for liquids are primarily dependent upon production location and distance from the sales point. Regulated pipelines transport natural gas within Alberta at tolls approved by the government.

Transportation expenses in 2008 decreased by 27% year over year on a per boe basis. This decrease can be attributed to a reduction in trucking charges associated with lower oil production.

GENERAL AND ADMINISTRATIVE EXPENSES

Years ended December 31, ($000s, except where noted)	2008	2007	2006
General and administrative expenses	$43,911	$41,633	$38,321
Capitalized general and administrative expenses	(8,236)	(7,470)	(9,625)
Operator recoveries	(2,529)	(2,835)	(2,465)
Total general and administrative expenses	$33,146	$31,328	$26,231
General and administrative per boe ($/boe)	$3.16	$2.74	$2.17

During 2008, Compton’s total general and administrative (G&A) costs increased by 6%. This increase can be largely attributed to an increase in remuneration necessary to attract and retain qualified personnel. On a per boe basis, G&A increased 15% as a direct result of reduced production volumes. The Company is reviewing these costs and making adjustments where possible to reduce redundancy and eliminate unnecessary expense.

STRATEGIC REVIEW AND RESTRUCTURING EXPENSES

Years ended December 31, ($000s, except where noted)	2008
Strategic review expense	$26,559
Restructuring expense	6,009
Total strategic review and restructuring expenses	$32,568
Strategic review and corporate restructuring expenses per boe ($/boe)	$3.10

During 2008, the Board of Directors, in response to concerns raised by a major shareholder, implemented a formal review of the Company’s business plans and various alternatives available to the Company including a corporate transaction. The review was conducted by a Special Committee of the Board assisted by independent financial advisors, Tristone Capital Inc. and UBS Securities Canada Inc. On the recommendation of the Special Committee, the Board undertook a process to seek a buyer for all the outstanding shares of the Company in June 2008. As a result of increasing market uncertainties, an acceptable offer was not received and on October 30, 2008 the Board terminated the sale process.

Subsequent to the termination of the sale process, the Company initiated a corporate restructuring process focusing on capital efficiencies and reducing the Company’s internal cost structures.

Expenses associated with the strategic review, sale, and restructuring processes include consulting and advisory fees, legal fees, employee retention payments and severance costs.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

INTEREST AND FINANCE CHARGES

Years ended December 31, ($000s, except where noted)	2008	2007	2006
Interest on bank debt, net	$20,280	$22,476	$14,243
Interest on Senior Notes	38,228	38,345	35,880
Interest expense	$58,508	$60,821	$50,123
Finance charges	2,403	2,672	3,952
Total interest and finance charges	$60,911	$63,493	$54,075
Total interest and finance charges per boe ($/boe)	$5.81	$5.55	$4.47

Although increasing on a per boe basis due to reduced production volumes, total interest and finance charges relating to bank debt in 2008 decreased by 10% as a result of reduced borrowing on our revolving credit facility and a reduction in prime and banker’s acceptance rates. Effective interest rates on a weighted average debt basis are presented below.

WEIGHTED AVERAGE DEBT

($000s, except where noted)	2008	2007	2006
Bank debt	$376,276	$348,216	$254,476
Effective interest rate	5.36%	6.46%	5.60%
Senior notes (US$)	$450,000	$450,000	$412,802
Effective interest rate	8.15%	8.15%	8.15%

NETBACKS

Years ended December 31, ($/boe)	2008	2007	2006
Realized price (1)	$58.18	$44.27	$44.65
Realized commodity hedge gain (loss)	(0.80)	1.68	3.24
Royalties	(11.43)	(8.98)	(10.21)
Operating expenses	(10.85)	(8.88)	(8.47)
Transportation	(0.80)	(1.10)	(1.04)
Field netback	$34.30	$26.99	$28.17
General and administrative	(3.16)	(2.74)	(2.17)
Interest	(5.81)	(5.55)	(4.47)
Funds flow netback	$25.33	$18.70	$21.53
(1)	Prior periods have been revised to conform to current period presentation

Field netback represents petroleum and natural gas sales, including realized gains and losses on commodity hedge contracts, less royalties and operating and transportation expenses, calculated on a unit of production basis. Funds flow netback represents field netback less general and administrative costs and interest costs. Field netback and funds flow netback are non-GAAP measures that management uses to analyze operating performance. Field netback and funds flow netback do not have standardized meanings as prescribed by Canadian GAAP and, therefore, may not be directly comparable to similar measures presented by other issuers.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

RISK MANAGEMENT

Year ended December 31, ($000s)	2008	2007	2006
Commodity contracts
Realized (gain) loss	$8,367	$(19,220)	$(39,217)
Unrealized (gain) loss	(6,493)	20,834	(25,775)
Foreign currency contracts
Realized (gain) loss	(27,360)	7,739	3,018
Unrealized (gain) loss	3,947	(15,367)	(1,747)
Total risk management (gain) loss	$(21,539)	$(6,014)	$(63,721)

Realized (gain) loss	$(18,993)	$(11,481)	$(36,199)
Unrealized (gain) loss	(2,546)	5,467	(27,522)
Total risk management (gain) loss	$(21,539)	$(6,014)	$(63,721)

Our financial results are impacted by external market risks associated with fluctuations in commodity prices, interest rates, and the Canadian/U.S. dollar exchange rate. We utilize various financial instruments for non-trading purposes to manage and mitigate our exposure to these risks. Our financial instruments are not designated for hedge accounting and accordingly are recorded at fair value on the consolidated balance sheets, with subsequent changes recognized in consolidated net earnings and other comprehensive income.

Financial instruments utilized to manage risk are subject to periodic settlements throughout the term of the instruments. Such settlements may result in a gain or loss, which is recognized as a realized risk management gain or loss at the time of settlement.

The mark-to-market values of financial instruments outstanding at the end of a reporting period reflect the values of the instruments based upon market conditions existing as of that date. Any change in the fair values of the instruments from that determined at the end of the previous reporting period is recognized as an unrealized risk management gain or loss. Unrealized risk management gains or losses may or may not be realized in subsequent periods depending upon subsequent moves in commodity prices, interest rates or exchange rates affecting the financial instruments.

DEPLETION AND DEPRECIATION

Years ended December 31,	2008	2007	2006
Total depletion and depreciation ($000s)	$157,973	$151,411	$143,057
Depletion and depreciation per boe ($/boe)	$15.06	$13.24	$11.81

Accelerated capital programs and competition throughout the oil and gas industry during current and prior years increased the demand and costs of goods and services. This increase in costs is reflected in higher finding, development, and on-stream costs which have in turn resulted in an increase in depletion and depreciation rates on a boe basis in 2008 when compared to prior periods.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

FOREIGN EXCHANGE AND OTHER GAINS AND LOSSES

Years ended December 31,	2008	2007	2006
Foreign exchange (gain) loss on translation of US$ debt	$106,425	$(79,740)	$(665)
Other foreign exchange (gain) loss	(82)	1,023	(226)
Marketable securities valuation (gain) loss	7,439	5,231	-
Total foreign exchange and other (gains) and losses	$113,782	$(73,486)	$(891)

The foreign exchange loss recognized on the consolidated statements of earnings resulted primarily from the translation of our U.S. dollar denominated Senior Notes into Canadian Dollars. The Senior Notes are translated and recorded in the financial statements at the year end exchange rate, with any differences from prior periods being recognized as an unrealized foreign exchange gain or loss.

STOCK-BASED COMPENSATION

Years ended December 31,	2008	2007	2006
Stock-based compensation expense ($000s)	$10,778	$11,034	$10,488

We have instituted various compensation arrangements, the value of which is determined in relation to the market value of the Company’s capital stock. These arrangements are designed to attract, motivate and retain outstanding individuals, and to align their success with that of our shareholders. Details relating to stock-based compensation arrangements are presented in Note 14 to the financial statements.

INCOME TAXES

Income taxes are recorded using the liability method of accounting. Future income taxes are calculated based on the difference between the accounting and income tax basis of assets or liabilities. The classification of future income taxes between current and non-current is based upon the classification of the assets and liabilities to which the future income tax amounts relate. The classification of a future income tax amount as current does not imply a cash settlement of the amount within the following twelve month period.

CURRENT INCOME TAXES

Current income taxes result from a wholly owned subsidiary being in a nominal taxable position.

FUTURE INCOME TAXES

Future income taxes of $14.8 million recognized in 2008 resulted primarily from 50% of the unrealized foreign exchange loss recorded during the year not being deductible for income tax purposes. In 2007 we recorded a future income tax recovery of $26.4 million largely due to a $50.5 million recovery that resulted from reductions in the federal corporate tax rates substantively enacted in the second and fourth quarters of 2007. The statutory federal income tax rate will be reduced by 0.5% in 2009, 1.0% in 2010, 1.5% in 2011, and 1.5% in 2012.

CORPORATE TAX RATES

Years ended December 31,	2008	2007	2006
Statutory rate	29.5%	32.1%	34.5%

A reconciliation of our effective tax rate to the statutory rate may be found in Note 17a to the consolidated financial statements.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

TAX POOLS

The following table summarizes our estimated tax pool balances by classification.

	Available	Maximum
	Balance	Annual
As at January 1, 2009	($000s)	Deduction
Canadian exploration expense and non-capital losses	$576,126	100%
Canadian development expense	247,489	30%
Canadian oil and natural gas property expense	-	10%
Undepreciated capital costs and financing costs	266,709	~ 25%
Total	$1,090,324

Tax pools represent amounts available to reduce taxable income in future years at the deduction rates noted.

A significant portion of our taxable income is generated by a wholly owned partnership. Partnership earnings of $238.9 million (2007 - $148.6 million) are deferred and will be included in the following year’s income for income tax purposes. Future income taxes include $69.3 million (2007 - $43.9 million) as a result of this deferral of partnership earnings.

SUMMARY OF CAPITAL EXPENDITURES

Years ended December 31,	2008		2007		2006
	($000s)%		($000s)%		($000s)%
Drilling and completions	$224,855	69	$226,789	59	$294,197	60
Land and seismic	19,846	6	47,528	12	59,905	12
Facilities	82,354	25	111,215	29	137,409	28
Sub-total	327,055	100	385,532	100	491,511	100
Corporate acquisitions	-		131,380		--
Acquisitions and divestments, net	(191,952)		(229,391)		34,394
Sub-total	$135,103		$287,521		$525,905
MPP	262		4,796		(31)
Total capital expenditures	$135,365		$292,317		$525,874

Capital spending in 2008 was directed towards the continued development of our core natural gas resource plays in southern and central Alberta. Overall, 2008 capital spending, before acquisitions and divestitures, decreased by 15% year over year. We drilled 20% fewer wells in 2008 when compared with 2007, with drilling and completion costs decreasing by 1%. This increase in per well drilling costs can be explained by the higher costs associated with drilling horizontal wells.

During 2008, we continued to pursue our strategy of focusing on our core asset areas and, accordingly, we divested non-core assets at Cecil, Zama, Thornbury and the Peace River Arch for proceeds of $203 million.

Capital expenditures, before acquisitions and divestitures decreased 22% in 2007 when compared with 2006. This reduction reflects the fewer number of wells drilled in 2007 as well as an overall reduction in certain service costs. We drilled 6% fewer wells in 2007 when compared with 2006, with drilling and completions costs declining by 23%, which implies an overall reduction in service costs of approximately 17%.

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V)	LIQUIDITY AND CAPITAL RESOURCES.

It is not possible to predict, with any degree of confidence, future commodity prices given the current economic environment and uncertainties relating to the depth and duration of the existing global recession and its impact on the demand for natural gas and crude oil. Should current conditions continue for an extended period, internally generated funds flow from operations will be affected and will impact our ability and timing to develop proved and probable undeveloped reserves necessary to maintain or achieve production growth. Additionally, should these conditions continue the borrowing base of our credit facilities and compliance with debt covenants could be affected.

We use a combination of funds flow from operations, bank financing, proceeds received from the sale of non-core properties and the issuance of debt and equity securities to fund our operations. Funds realized from these activities, net of working capital changes, is summarized below.

Year ended December 31, ($000s)	2008	2007	2006
Funds flow from operations(1)	$255,881	$201,425	$256,305
Bank financing	(109,025)	70,426	152,100
Issuance of senior notes	-	-	164,002
Issuance of common shares, net	(1,579)	(530)	1,239
Proceeds from asset sales	202,892	307,527	1,350
Change in non-cash working capital and other(1)	(16,472)	(19,476)	(47,201)
Total source of funds	$331,697	$559,372	$527,795
(1)	Prior periods have been revised to conform to current period presentation

CAPITAL STRUCTURE

We manage our capital structure, as summarized below, to support current and future business plans. We may adjust this structure through modifying capital programs, altering debt levels, disposing of assets and issuing equity, as circumstances dictate.

As at December 31, ($000s, except where noted)	2008	2007	2006

Adjusted working capital deficit (1)	$44,020	$39,215	$23,163
Bank debt	290,000	400,000	330,000
Senior term notes	551,070	444,645	524,385
Total indebtedness	$885,090	$883,860	$877,548
Shareholders’ equity	$834,690	$869,956	$734,124

(1) Adjusted working capital excludes risk management items and related future income taxes

Our corporate debt has been structured to align with the long-life nature of our reserve base. Of our total indebtness, 62% is comprised of Senior Notes that mature on December 1, 2013.

WORKING CAPITAL

Excluding the impact of current risk management assets and liabilities, we had a working capital deficit of $44.0 million at December 31, 2008, which is relatively consistent with prior years. As is typical in the oil and gas industry, there is not a direct correlation between amounts receivable from the sale of production and trade payables, which results from operational activities that vary seasonally and also with activity levels. This will often result in a working capital deficit. We anticipate that we will continue to meet the payment terms of suppliers.

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BANK DEBT

Our bank debt consists of a syndicated extendable, revolving credit facility with a current authorized limit of $500 million. The facility was renewed on July 2, 2008 under substantially identical terms and conditions except that certain syndicate members, representing $90 million of the authorized amount of $500 million, elected not to extend their participation beyond July 2, 2009. The next scheduled annual review of the facility will occur in late spring 2009; if not extended at that time, amounts then outstanding under the facility are due July 3, 2010. Additionally, should the four remaining syndicate members, three of which are Canadian chartered banks, not increase their participation or no new syndicate participants be secured, the authorized amount would be reduced to $410 million or such other amount as the syndicate may determine.

The facility is a borrowing based facility with the borrowing base being determined by the syndicate based primarily on year end reserves and giving effect to the banks’ commodity price assumptions. As at December 31, 2008 we have drawn $290 million on the facility.

The amount that may be drawn on the syndicated facility is limited by a provision contained in the Trust Indenture relating to our Senior Notes. The provision limits secured debt to an amount not to exceed an Adjusted Consolidated Net Tangible Asset Value (“ACNTA”), as defined in the Indenture. The ACNTA calculation is made quarterly and is based upon year end reserves utilizing December 31, 2008 constant dollar prices. A preliminary ACNTA calculation at December 31, 2008 indicates that drawings on our secured debt may be limited to approximately $375 million as a result of this provision.

SENIOR TERM NOTES

Our Senior Notes are repayable in U.S. dollars and for 2007 and 2008 are carried on the balance sheet at their Canadian dollar equivalent less related unamortized transaction costs. The Canadian dollar equivalent is determined based upon the Canadian/U.S. dollar exchange rate at December 31.

The carrying value of the Senior Notes will continue to vary in relation to the Canadian/U.S. dollar exchange rate with any resulting unrealized foreign exchange gains or losses being recognized and charged to earnings. In late 2007, we entered into a number of foreign exchange contracts relating to our US dollar denominated notes. The contracts effectively fixed the Canadian dollar repayment amount of the Notes at $436 million Canadian with unrealized foreign exchange gains or losses being offset through the unrealized mark-to-market gains or losses on the foreign exchange contracts. During the third quarter of 2008, in contemplation of a corporate transaction, we sold these contracts and realized a net gain of $31.4 million which is included in risk management gains and losses.

The Trust Indenture relating to the Notes contains several covenants, the major ones being the ACNTA provision referred to above and an interest coverage covenant that requires that we maintain a minimum EBITDA, as defined in the Indenture, to interest ratio of 2.5 to 1. At December 31, 2008 we were in compliance with all our debt covenants.

CONTRACTUAL OBLIGATIONS

As part of our normal business, we have entered into arrangements and incurred obligations that will impact our future operations and liquidity, some of which are reflected as liabilities in the consolidated financial statements. The following table summarizes all our contractual obligations as at December 31, 2008.

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	Payments Due by Period
($000s)	2009	2010	2011	Thereafter	Total

Bank debt	$ -	$ 290,000	$ -	$ -	$ 290,000
Senior term notes	-	-	-	551,070	551,070
Operating leases	18,193	7,426	2,391	1,009	29,019
Office facilities	5,382	8,747	8,000	60,036	82,165
MPP payments	3,057	-	-	-	3,057
Total	$ 26,632	$ 306,173	$ 10,391	$ 612,115	$ 955,311

We intend to extend the term of our bank debt and therefore repayment of the facility, although included in the schedule of contractual obligations, is not expected to occur.

Payments to MPP relate to payments made pursuant to a processing agreement between the Company and MPP which together with associated management and option agreements expire on May 1, 2009. We are currently in the process of negotiating the renewal of these agreements with MPP for a further five year term. Contractual obligations reflected in the above schedule are for the current remaining term. Based upon existing arrangements, contractual obligations upon renewal would be approximately $9.2 million annually.

VI)	OUTLOOK AND GUIDANCE FOR 2009

On December 22, 2008 we issued a news release outlining our plans for 2009 including a planned capital program of approximately $160 million and average 2009 production of 25,000 to 26,000 boe/d. Our plans were predicated on an average natural gas price for the year of $6.82/GJ. We are currently revisiting our 2009 plans in light of the continued decline in commodity prices, particularly natural gas prices, and our commitment to limit capital spending to funds generated from operations. In response to current commodity prices, we have delayed certain first quarter 2009 expenditures and expect our 2009 capital program will be less than that initially planned. We will communicate our revised 2009 plans once they have been finalized.

VII)	RISK

BUSINESS RISKS

We are engaged in the exploration for, and development and production of natural gas, natural gas liquids and crude oil. Our operations are inherently risky and there is no assurance that hydrocarbon reserves will be discovered or produced economically. Operational risks include reservoir performance uncertainties, mechanical risks, environmental factors, regulatory issues and safety concerns. A more detailed discussion of risk factors is presented in our most recent Annual Information Form, that will be filed with securities regulatory authorities on or before March 30, 2009 on www.sedar.com.

FINANCIAL RISKS

We are also exposed to financial risks including fluctuations in commodity prices, currency exchange rates, interest rates, credit ratings, and changing cost structures due to shifts in market conditions. These financial risks have been compounded by the current economic environment and global recession including disruptions to financial institutions and credit markets, reduced demand for natural gas and crude oil, and commodity price declines.

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Substantial capital expenditures are required to develop and produce our petroleum reserves. Given current market conditions, there can be no assurance that debt or equity financing or funds generated from operations will be sufficient to meet these requirements on a timely basis. Should debt or equity financings be available they may not be on terms acceptable to the company. The inability of the Company to access sufficient capital for its operations could have a material adverse effect on the Company’s financial position, its operating results and its prospects.

Where possible, we take specific measures to manage these risks, particularly those impacting funds flow from operations.

COMMODITY PRICE RISK MANAGEMENT

We enter into commodity price contracts to actively manage risk associated with price volatility to protect funds flow from operations required to fund our capital program. We use fixed price and costless collar contracts as well as balancing physical and financial contracts in terms of volumes, timing of performance, and delivery obligations to manage risk. Net open positions may exist or may be established to take advantage of market conditions.

The following table outlines commodity hedge transactions in place at December 31, 2008 and no transactions have been entered into subsequent to the year end:

Commodity	Term	Volume (GJ/d)	Average Price ($/GJ)	Index
Natural gas
Collar	Nov 2008 – March 2009	30,000	$8.00 - $9.53	AECO
Fixed	Nov 2008 – March 2009	10,000	$8.10	AECO
Collar	April 2009 – Oct 2009	15,000	$6.25 - $7.18	AECO

FOREIGN CURRENCY EXCHANGE RATE RISK MANAGEMENT

Our 7.625% Senior Notes due December 1, 2013 and semi-annual interest obligations thereon are payable in U.S. dollars. Accordingly, we are exposed to fluctuations in the exchange rate between the Canadian and the U.S. dollar. To manage this risk we entered into a series of foreign exchange contracts relating to the principle amount of the Notes, effectively fixing the liability at $436 million Canadian through to December 1, 2010, the second call date on the Notes. Additionally, we entered into a series of foreign exchange contracts relating to the interest obligations associated with the Notes through to December 1, 2010. During the third quarter 2008 the Company sold the foreign exchange contracts for proceeds of $34.7 million in contemplation of a corporate transaction.

Concurrent with the closing of our 9.90% Senior Notes offering in May of 2002, we entered into a cross currency interest rate swap. The swap, which converted fixed rate U.S. dollar interest obligations into floating rate Canadian dollar interest obligations, was entered into to fix the exchange rate on interest payments and take advantage of lower floating interest rates. On repurchase of the majority of our 9.90% Senior Notes in November 2005, we elected not to collapse the swap and incur the then associated costs of $12 million. During the third quarter 2008 the Company collapsed the cross currency interest rate swap contract at a cost of $3.6 million in contemplation of a corporate transaction.

We are also exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar as it affects commodity prices. Commodity prices are based on U.S. dollar benchmarks that result in our realized commodity prices being influenced by the Canadian/U.S. currency exchange rate. Should the Canadian dollar strengthen compared to the U.S. dollar we will experience a negative effect on prices and net earnings. Conversely, should the Canadian dollar weaken compared to the U.S. dollar we will experience a positive effect on prices and net earnings.

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INTEREST RATE RISK MANAGEMENT

We are exposed to fluctuations in interest rates on corporate borrowings. To manage this risk we attempt to achieve a balance between fixed and floating interest rate debt instruments. Our Senior Notes bear a fixed interest charge of 7.625% and our borrowings under our syndicated credit facility incur floating rate interest charges. At year end approximately 66% of our debt incurred fixed rate interest charges and the balance incurred floating rate charges.

VIII)	ADDITIONAL DISCLOSURES

CONTROLS AND PROCEDURES

With respect to disclosure controls and procedures and internal control over financial reporting, we are required to comply with the U.S. Sarbanes-Oxley Act of 2002 and Canadian National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. These regulations are substantially the same, the most significant difference being that the U.S. requirement for the registered public accounting firm that audits our annual financial statements to issue an attestation report on internal control over financial reporting. There is no corresponding Canadian attestation requirement.
There are certain procedural and wording differences between the U.S. and Canadian certifications. We have chosen to file the form of certification pursuant to Section 302 of the Sarbanes-Oxley Act with the U.S. Securities and Exchange Commission (“SEC”) and Form 52-109F1, Certification of Annual Filings Full Certificate, with the Canadian Securities Administrators (“CSA”).

We have complied with both the U.S. and Canadian requirements in respect to disclosure controls and procedures, and internal control over financial reporting as reported below.

MANAGEMENT'S EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The term “disclosure controls and procedures” is defined, under Rule 13a-15(d) of the U.S. Exchange Act of 1934, as controls and other procedures that are designed to ensure both non-financial and financial information required to be disclosed by us in our periodic reports is recorded, processed, summarized, and reported within the time periods required, and this information is accumulated and communicated to management as appropriate, to allow timely decisions regarding required disclosures. The definition of disclosure controls and procedures with respect to Canadian National Instrument 52-109 is substantially the same.

As indicated in our certifications filed with the SEC and CSA, we completed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008, under the supervision and with the participation of our Management, including our President & CEO and VP Finance & CFO. Based upon our evaluation, we concluded our disclosure controls and procedures were effective.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management, including our President & CEO and VP Finance & CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. The term “internal control over financial reporting” is defined under Rule 13a-15(f) of the U.S. Securities Exchange Act of 1934, with the Canadian National Instrument 52-109 definition being substantially the same; as processes designed by, or under the supervision of, our principal executive and principal financial officers, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with

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GAAP. These controls include policies and procedures that:

1.	Pertain to the maintenance of our records, that accurately and fairly reflect the transactions affecting, and dispositions of, our assets;
2.

Provide reasonable assurance that transactions are recorded to be able to prepare our financial statements in accordance with GAAP, and that our receipts and expenditures are made only in accordance with authorizations of our management and directors; and

3.	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets, which could have a material effect on our financial statements.

We completed an evaluation of the effectiveness of the design and operation of our internal control over financial reporting under the supervision, and with the participation, of our Management, including our President & CEO and VP Finance & CFO. We conducted our evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission, also known as COSO. Based upon our evaluation, we have concluded that, as of December 31, 2008, our internal control over financial reporting was effective.

The effectiveness of internal control over financial reporting as of December 31, 2008, was audited by Grant Thornton LLP, Chartered Accountants, the independent registered public accounting firm which also audits our financial statements. They have issued their Independent Auditors’ Report which is included in this document following the MD&A.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes to internal control over financial reporting during the period beginning on January 1, 2008 and ending on December 31, 2008 that materially affected or are reasonably likely to materially affect our internal control over financial reporting.

IX)	CRITICAL ACCOUNTING ESTIMATES

Accounting estimates necessitate making assumptions regarding matters that are uncertain at the time the estimate is made and may have a material impact on our financial condition. A comprehensive discussion of our significant accounting policies may be found in Note 1 to the consolidated financial statements.

OIL AND NATURAL GAS RESERVES

The independent petroleum engineering and geological consulting firm of Netherland, Sewell & Associates, Inc. evaluated and reported on 100% of our oil and natural gas reserves as at December 31,2008.

The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. We expect that our estimates of reserves will change with updated information from the results of future drilling, testing, or production levels. Such revisions could be upwards or downwards. Reserve estimates have a material impact on depletion and depreciation, asset retirement obligations and impairment costs, all of which could possibly have a material impact on our consolidated net earnings.

DEPLETION

Capitalized costs and estimated future expenditures to develop proved reserves, including abandonment costs, are depleted based on the proportion of proved oil and natural gas reserves produced during the year compared to estimated total proved reserves. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If it is determined that properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

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In 2008, we incurred $158.0 million of depletion and depreciation expense. If our proved reserves were to increase by 5%, our depletion and depreciation expense would decrease by $1.9 million and consolidated net earnings after tax would increase by $1.4 million. If our proved reserves were to decrease by 5%, our depletion and depreciation expense would increase by $2.1 million and consolidated net earnings after tax would decrease by $1.6 million.

IMPAIRMENT

In applying the full cost method of accounting under Canadian GAAP, we periodically calculate a ceiling or limitation on the amount that property and equipment may be carried on the consolidated balance sheets. An impairment exists if the undiscounted future net cash flows from proved reserves at future commodity prices plus the cost of undeveloped properties are less than the carrying value of the capitalized costs. As at December 31, 2008, the ceiling amount calculated was $2.5 billion (2007 - $2.4 billion) in excess of the carrying value of the costs capitalized.

If impairment is found to exist, the impaired properties are written down to their fair value. The fair value of the assets is calculated based on future net cash flows from proved plus probable reserves, discounted at a risk free interest rate using forecasted future commodity prices, plus the estimated cost of undeveloped properties. An impairment may result in a material loss for a particular period; however, future depletion and depreciation expense would be reduced as a result.

Assumptions about reserves and future prices are required to calculate future net cash flows. The assumptions made to estimate reserves have been discussed above. There is significant uncertainty regarding forecasting future commodity prices due to economic and political uncertainties. Future prices are derived from a consensus of price forecasts among recognized reserve evaluators. Estimates of future cash flows assume a long term price forecast and current operating costs per boe plus an inflation factor.

It is difficult to determine and assess the impact of a decrease in proved reserves on impairment. The relationship between reserve estimates and the estimated undiscounted cash flows, and the nature of the property-by-property impairment test is complex. As a result, it is not possible to provide a reasonable sensitivity analysis of the impact that a reserve estimate decrease would have on impairment.

ASSET RETIREMENT OBLIGATIONS

We recognize the fair value of estimated asset retirement obligations on the consolidated balance sheet when a reasonable estimate of fair value can be made. Asset retirement obligations include those legal obligations where we will be required to retire tangible long term assets such as well sites, pipelines and facilities. The asset retirement cost, equal to the initially estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long term assets. Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion of asset retirement obligations in the consolidated statement of earnings. Amounts recorded for asset retirement obligations are subject to uncertainty associated with the method, timing and extent of future retirement activities. Actual payments to settle the obligations may differ from estimated amounts.

RECENT ACCOUNTING PRONOUNCEMENTS

On January 1, 2009 the Company will be required to adopt the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, “Intangible Assets”. The new section establishes standards for the recognition, measurement, and disclosure of goodwill and intangible assets, and replaces the existing Handbook Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and

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Development Costs”. Intangible assets associated with the exploration and development of oil and gas assets are specifically excluded under the new standard. The Company is evaluating the implications, but expects no material impact on the consolidated financial statements.

In February 2008 the Accounting Standards Board (“AcSB”) confirmed the transition from Canadian Generally Accepted Accounting Principles (“GAAP”) to International Financial Reporting Standards (“IFRS”) and set the date for convergence at January 1, 2011. The Company is in the process of scoping the magnitude of the conversion project, identifying areas where differences exist between GAAP and IFRS, and identifying areas where significant choices exist between alternative accounting treatments. The Company expects the transition to IRFS may have an impact on the consolidated financial statements.

X)	SELECTED QUARTERLY INFORMATION

The following tables set out selected quarterly financial information for the last two fiscal years.

	Three Months Ended				Year Ended
	March 31, 2008	June 30, 2008	Sept. 30, 2008	Dec. 31, 2008	Dec. 31, 2008
Total revenue(1)	$160,700	$186,849	$157,980	$104,769	$610,298
Funds flow from operations	$67,589	$76,703	$91,333	$20,256	$255,881
Per share: basic	$0.52	$0.59	$0.70	$0.17	$1.98
diluted	$0.51	$0.58	$0.69	$0.16	$1.94
Adjusted operational earnings(1)	$19,348	$24,948	$19,837	$(9,216)	$54,917
Net earnings (loss)	$1,619	$(8,561)	$59,882	$(95,943)	$(43,003)
Per share: basic	$0.01	$(0.07)	$0.46	$(0.74)	$(0.33)
diluted	$0.01	$(0.07)	$0.46	$(0.74)	$(0.33)

(1)	Prior periods have been revised to conform to current period presentation.

During the fourth quarter of 2008 our revenue decreased 34% quarter over quarter due to the depressed price of natural gas and oil and decreased production volumes from the sales of assets. Funds flow from operations and adjusted operational earnings, down 78% and 146% respectively quarter over quarter, were also further affected by one-time non-recurring strategic review and restructuring costs.

	Three Months Ended				Year Ended
	March 31, 2008	June 30, 2008	Sept. 30, 2008	Dec. 31, 2008	Dec. 31, 2008
Total revenue(1)	$142,647	$123,509	$111,612	$128,451	$506,218
Funds flow from operations	$70,553	$45,920	$36,765	$48,187	$201,425
Per share: basic	$0.55	$0.36	$0.28	$0.37	$1.56
diluted	$0.53	$0.34	$0.28	$0.37	$1.52
Adjusted operational earnings(1)	$23,819	$6,903	$2,236	$9,731	$42,689
Net earnings (loss)	$13,719	$45,307	$19,782	$50,458	$129,266
Per share: basic	$0.11	$0.35	$0.15	$0.39	$1.00
diluted	$0.10	$0.34	$0.15	$0.38	$0.98

(1)	Prior periods have been revised to conform with current period presentation

September and October of 2007 were our busiest drilling months on record. These high activity levels generated production growth of 7% from the third quarter to the fourth quarter of 2007. Strengthening commodity prices together with increased production volumes resulted in a 15% increase in fourth quarter revenue and a 31% increase in funds flow from operations over the third quarter of 2007. Revenue and net earnings were lower during the third quarter of 2007 due primarily to lower realized prices.

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XI.	SELECTED ANNUAL INFORMATION
Years ended December 31, ($000s)	2008	2007	2006
Total revenue	$610,298	$506,218	$540,837
Net earnings (loss)	$(43,003)	$129,266	$127,426
Per share: basic	$(0.33)	$1.00	$1.00
diluted	$(0.33)	$0.98	$0.95
Total assets(1)	$2,188,583	$2,257,400	$2,145,472
Total long term financial liabilities	$829,321	$832,188	$852,385
(1)	Prior periods have been revised to conform with current period presentation

Total revenue in 2008 was 20% higher than in 2007 due to higher realized prices for both natural gas and liquids, despite an overall reduction in production volumes from the sale of our Cecil, Zama, Thornbury and the Peace River Arch assets in the third quarter of 2008.

Total revenue in 2007 was lower than 2006 due to lower oil prices and slightly lower production volumes arising from the disposition of our conventional oil assets at Worsley in September 2007.

XII)	TRADING AND SHARE STATISTICS

As at March 20, 2009 there 125,573,451 common shares and 10,578,027 stock options outstanding.

	2008		2007		2006
	TSX ($Cdn)	NYSE ($US)	TSX ($Cdn)	NYSE ($US)	TSX ($Cdn)	NYSE ($US)
Average daily trading volume (000s)	525,474	332,354	485,027	213,044	545,489	115,450
Share price ($/share)
High	$13.20	$12.94	$13.19	$12.16	$19.24	$16.74
Low	$0.88	$0.68	$ 7.40	$ 7.70	$10.20	$ 9.04
Close	$0.93	$0.80	$ 9.14	$9.20	$10.65	$ 9.12
Market capitalization at December 31, ($000s)	$ 116,957		$ 1,179,958		$ 1,368,557
Shares outstanding (000s)	125,760		129,098		128,503

FURTHER INFORMATION

Additional information, including our Annual Information Form, will be available by month end on the Canadian Securities Administrators’System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

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